Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Tribune Media Company of our report dated February 29, 2016, relating to the consolidated financial statements of Television Food Network, G.P. as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies and an explanatory paragraph regarding Television Food Network, G.P.’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Tribune Media Company for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

May 17, 2016